UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ) *

GLOBETRAC INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37958H 10 6

(CUSIP Number)

Mr. Gregory Pek
9 Tehran Street
Merville Village, Paranaque City
Metro Manila
The Philippines
(905) 336-1040

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  37958H 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gregory Pek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,083,010*
	8	SHARED VOTING POWER Not Applicable
	9	SOLE DISPOSITIVE POWER 12,083,010*
	10	SHARED DISPOSITIVE POWER Not Applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,083,010*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer

Common stock, $0.001 par value, of GlobeTrac Inc. (the “Issuer”).  The Issuer’s address is 1100 Melville Street, Suite 610, Vancouver, British Columbia V6E 4A6.

Item 2.	Identity and Background

(a)           This statement is filed by Gregory Pek, an individual (the “Reporting Person”).

(b)           The Reporting Person’s address is 9 Tehran Street, Merville Village, Paranaque City, Metro Manila, The Philippines.

(c)           The Reporting Person is a self-employed business man.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired a total of 4,000,000 shares of the Issuer’s common stock in various offerings made by the Issuer during 2001 and 2002.  On November 29, 2008 the Reporting Person acquired an additional 8,083,010 shares of the Issuer’s common stock through his acquisition of all of the capital stock of Money Layer Limited, a corporation.  (This transaction is referred to throughout this Schedule as the “Transaction”.)  The funds used for the acquisition of Money Layer Limited’s capital stock were the Reporting Person’s personal funds.  8,083,010 shares of the Issuer’s common stock were issued to Money Layer Limited on June 23, 2008 for the payment of loans made to the Issuer by Money Layer Limited.

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Item 4.	Purpose of Transaction

The Reporting Person acquired 4,000,000 shares of the Issuer’s common stock as an investment.  The Issuer issued 8,083,010 shares of common stock to Money Layer Limited for the payment of loans made to the Issuer by Money Layer Limited.  The Reporting Person acquired the outstanding capital stock of Money Layer Limited as an investment.

As of the date of the Transaction, the Reporting Person did not have any plan or proposal

(i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although he may do either of these in the future;

(ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(iii) that would result in the sale or transfer of a material amount of assets of the Issuer;

(iv) that would change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v) that would result in any material change in the present capitalization or dividend policy of the Issuer;

(vi) that would result in any other material change in the Issuer’s business or corporate structure;

(vii) that would result in any change in the Issuer’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

(viii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x) that would result in any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 12,083,010 shares, or approximately 13.4%, of the Issuer’s common stock.  The Reporting Person has the sole power to vote and to dispose of 4,000,000 shares of the Issuer’s common stock.  The Reporting Person also has the sole power to vote and dispose of the capital stock of Money Layer Limited.  Money Layer Limited has the sole power to vote and to dispose of 8,083,010 shares of the Issuer’s common stock.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of the Transaction, other than the Transaction reported herein.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person or Money Layer Limited.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2008	/s/ Gregory Pek
Gregory Pek